                                                                                             November 13, 2007

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:    John Zitko
                     Mail Stop 3561

RE:
Harbor Acquisition Corporation
Amendment 9 to Preliminary Proxy Statement on Schedule 14A
File No. 001-32688

Ladies and Gentlemen:

        On behalf of Harbor Acquisition Corporation ("Harbor"), there is herewith transmitted electronically for filing Amendment No. 9 to Harbor's preliminary proxy statement and the proxy card. The amended preliminary proxy statement relates to Harbor's solicitation of proxies for a special meeting of stockholders tentatively scheduled for November 30, 2007 in order to provide an opportunity for the Harbor stockholders to vote on the proposed acquisition by Harbor of Elmet Technologies, Inc. ("Elmet").

        To assist review of the amended preliminary proxy statement by the Commission's staff, we are delivering to John Zitko three printed copies of the amended preliminary proxy statement and the revised text of the proxy card. Each of those copies is marked to show changes from Harbor's preliminary proxy statement as filed with the Commission on November 6, 2007.

        Harbor responds as described below to each of the comments in the letter dated November 8, 2007 (the "Comment Letter") from John Reynolds, Assistant Director. Each such comment and related response has the same number as in the Comment Letter, but the page numbers in the comments and the responses have been updated to the relevant page numbers in the amended preliminary proxy statement.

General

1.
We note your response to comment one from our letter dated November 1, 2007 and revised disclosure on page 11 and elsewhere that Messrs. Carson, Hanks, and Dullum intend to purchase shares of Harbor common stock in order to influence the vote in favor of the proposed acquisition of Elmet and affect the conversion rate of Harbor IPO shareholders. Please revise to address these issues with respect to the other insiders, including Messrs. Fitzpatrick, Young, and Durkin.

RESPONSE:    Harbor has revised its disclosure on pages 11, 39-40 and 56-57 to address the issues discussed therein with respect to purchases that may be made by Harbor's other initial stockholders, including Messrs. Fitzpatrick, Young, and Durkin.

Risk Factors, page 33

2.
Please specifically identify the two creditors that you disclose on page [50] to have agreed to defer a total of $330,000 until the possible closing of your proposed transaction with Elmet.

RESPONSE:    Harbor has now received waivers of any claims against the trust account from the two creditors previously referenced which had previously not provided such waivers. Therefore, Harbor has deleted the references to such two creditors on pages 50 and 175.

Annual Cash Incentive Bonuses, page 148

3.
We note your response to comment three from our letter dated November 1, 2007 and the disclosure that Mr. Jensen's 2006 compensation "served the objective of maximizing Elmet's overall financial performance." Please revise to clarify how setting the target for 2006 at a level "less than Elmet's actual EBITDA for 2005" served this objective.

RESPONSE:    In response to this comment, the disclosure contained in the second paragraph of page 148 has been revised. In addition, additional disclosure has been added with respect to the bonus target set for Mr. Jensen.

4.
Also, please revise the statement that Elmet does not view compensation as "primarily performance based" to indicate the primary elements on which compensation objectives are based.

RESPONSE:    In response to this comment, the disclosure in the first paragraph on page 148 has been revised to reflect that Elmet's annual cash incentive bonuses were entirely performance based. Harbor respectfully notes that the specified disclosure did not state that Elmet "... does not view compensation as 'primarily performance based' "... as stated in Comment No. 4. Rather, as indicated by the disclosure on page 148, Elmet views the annual cash incentive bonus as entirely performance based. Harbor respectfully notes that the language that Elmet deleted pertained to Elmet's base salaries which were contrasted with the performance-based annual cash incentive bonuses. Disclosure regarding Elmet's base salaries is presently contained on pages 146 and 147.

        Please contact either the undersigned or John D. Chambliss of this firm should you have any questions or requests for additional information with respect to this filing. Thank you for your assistance.

                                                                                             Very truly yours,

                                                                                             /s/ Andrew D. Myers

                                                                                             Andrew D. Myers

cc:
Robert J. Hanks, Chief Executive Officer
Todd A. Fitzpatrick, Chief Accounting Officer
John D. Chambliss, Esq.